G2Nr. 0558 G/2018 RMS

18005565

SEC
Mail Processing
Section
FEB 28 2018
Washington DC
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Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2017 (MM/DD/YY) AND ENDING 12-31-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VPE Wertpapierhandelsbank AG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maximiliansplatz 17
(No. and Street)

Munich (City) Germany (State) 80333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARS EWALDSEN +49 89 296491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO AG WPG
(Name – *if individual, state last, first, middle name*)

Landaubogen 10 (Address) Munich (City) Germany (State) 81373 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARS EWALDSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VPC Wertpapierhandelsbank AG, as of December, 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

DR. TILMAN GÖTTE * NOTAR IN MÜNCHEN

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

URNr. 0558 G/2018

I hereby certify, that the above is the true signature, subscribed in my presence, of

Mr. Lars Lorenz, Ewaldsen,
born on the 16th of May 1963,
Business address: at 80333 München, Maximiliansplatz 17, Germany,
personally known to me.

After inspection of the register at the court of registration in Munich on the 26th of February 2018, I hereby state, that the company

vPE WertpapierhandelsBank AG
with its official seat in München,

is registered under HRB-Nr. 123226 (AG Munich) and that Mr. Lars Ewaldsen as Director is allowed to act solely on behalf of the company.

Munich, this 26th of February 2018

Dr. Tilman Götte, notary public

vPE WertpapierhandelsBank AG

Financial Statements and Supplemental Schedules
for the year ended December 31, 2017
Exemption Report
for the year ended December 31, 2017
Reports of Independent Registered Public Accounting Firm on Financial Statements and Exemption Report respectively

AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statement of Financial Condition as of December 31, 2017

Statement of Comprehensive Income for the year ended December 31, 2017

Statement of Changes in Shareholder's Equity for the year ended December 31, 2017

Statement of Changes in Cash Flows for the year ended December 31, 2017

Notes to the Financial Statements as of and for the year ended December 31, 2017

SUPPLEMENTAL SCHEDULES

Schedule I:	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
Schedule II:	Reconciliation with vPE Wertpapierhandelsbank AG's computation of Net Capital (included in part II of form X-17A-5 as of December 31, 2017)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report

Report of Independent Registered Public Accounting Firm

Board of Directors vPE WertpapierhandelsBank AG

Munich, Germany

We have audited the accompanying statement of financial condition of vPE WertpapierhandelsBank AG (the company) as of December 31, 2017 and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company at December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules "Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934" and "Reconciliation with vPE WertpapierhandelsBank AG's computation of Net Capital (included in part II of form X-17A-5 as of December 31, 2017" (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the company's financial statements. The supplemental information is the responsibility of the company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental schedules "Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934" and "Reconciliation with vPE WertpapierhandelsBank AG's computation of Net Capital (included in part II of form X-17A-5 as of December 31, 2017" are fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO AG Wirtschaftsprüfungsgesellschaft

Munich, Germany

February 23, 2018

vPE WertpapierhandelsBank AG
Statement of Financial Condition
December 31, 2017
(Dollars in Thousands)

	Dec. 31, 2017 US$	Dec. 31, 2017 US$
ASSETS		
Cash and cash equivalents	1,876	
Other current assets	128	
Receivables from brokers, dealers and clearing organizations	2,269	
CURRENT ASSETS		4,273
Furniture, equipment and leasehold improvements, net	506	
NON-CURRENT ASSETS		506
TOTAL		**4,779**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Bank loans payable		221
Payables to broker-dealers and clearing organizations		1,006
Accounts payable, accrued expenses, and other liabilities		1,604
TOTAL LIABILITIES		**2,831**
STOCKHOLDERS' EQUITY		
Common stock, EUR 1 par value: 767.500		920
shares outstanding as of December 31		0
Additional Paid-in-capital		405
Accumulated profit		554
Foreign Currency Adjustment		69
TOTAL STOCKHOLDERS' EQUITY		**1,948**
TOTAL		**4,779**

*Translated into USD at 1.19930 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Comprehensive Income
For the year ended December 31, 2017
(Dollars in Thousands)

	2017 US$
REVENUE	
Commissions	19,128
Investment advisory fees	674
Other income	430
TOTAL REVENUE	**20,232**
EXPENSES	
Employee compensation and benefits	7,861
Floor brokerage, exchange and clearance fees	7,832
Marketing and travel expenses	476
Communication and data processing	241
Occupancy	999
Other expenses	1,761
TOTAL EXPENSES	**19,170**
RESULT BEFORE INCOME TAXES	1,062
INCOME TAXES	176
Net Income	**886**
Other Comprehensive Income	
Currency Translation Adjustment	17
Total Comprehensive Income	**903**

*Translated into USD at 1.12963 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2017
(Dollars in Thousands)

	Common Shares	Stock Amount US$	Additional Paid-In-Capital US$	Re-tained Earnings US$	Currency Transla-tion US$	Total Stockholders' Equity US$
BALANCE AT JANUARY 1, 2017	767,500	920	405	(332)	52	1.045
Comprehensive Income				886	17	903
BALANCE AT DECEMBER 31, 2017*	767,500	920	405	554	69	1,948

*Translated into USD at closing exchange rate 1.19930 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Cash Flows
For the year ended December 31, 2017
(Dollars in Thousands)

	2017 US$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	886
Adjustment to reconcile loss of the year to net cash provided by (used in) operating activities:	
Depreciation and amortization	42
CHANGE IN:	
Receivables from brokers dealers and clearing organizations	(215)
Other current assets	13
Payables to broker-dealer and clearing organizations	77
Accounts payable and accrued expenses	461
NET CASH USED IN OPERATING ACTIVITIES	1,264
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leaseholders improvements	(447)
NET CASH USED IN INVESTING ACTIVITIES	(447)
CASH FLOW FROM FINANCING ACTIVITIES:	
Loan increase	209
NET CASH PROVIDED BY FINANCING ACTIVITIES	209
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,026
Foreign Currency Adjustment	42
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	808
CASH AND CASH EQUIVALENTS, END OF YEAR	1,876

*Translated into USD at 1.12963/1.19930 USD/EUR

The accompanying notes are an integral part of these financial statements.

1 Organization and nature of business

vPE WertpapierhandelsBank Aktiengesellschaft (the "Company" or „vPE") is a corporation organized under the laws of the Federal Republic of Germany. The Company is engaged in a single line of business as a securities broker-dealer, which comprises primarily two classes of services: commissions and investment advisory fees. The core business of the Company is in pure brokerage services as well as money management and financial portfolio management. The company is a member of the FINRA.

The Company is owned by Mr. von Pfetten (7.20%), remaining part is in free float (92,80%).

2 Significant Accounting policies

Basis of Presentation

The financial statements include the accounts of the Company and are presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practice.

Exchange Rate and Currency Information

The company´s functional currency is the Euro. Transactions in foreign currency are recorded initially in the functional currency at the rate effective as at transaction date. Monetary assets and liabilities reported in foreign currency are translated into the functional currency at the rates effective as at reporting date.

The translation into the reporting currency US-Dollars is made as follows:

- all assets as well as equity and liabilities, both monetary and non-monetary, are translated at the closing exchange rates at the date of the statement of financial condition presented;
- all income and expenses in the statement of comprehensive income are translated at the average exchange rates for the period presented; and
- all resulting exchange differences are recognized as a separate component in equity (adjustments from foreign currency translation).

We made these translations at USD 1.19930 per Euro, the rate of the European Central Bank as at December 31, 2017 for the statement of financial condition and at USD 1.12963 per Euro, the average rate for the year beginning January 1, 2017 and ending December 31, 2017 for the statement of comprehensive income and for the Statement of Cash Flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company is subject to corporate income tax (CIT) and local trade tax (TT) in Germany.

In the financial year 2017 the company generated a taxable gain and was able to utilize the accumulated prior year tax loss carryforwards.

The respective enacted tax rate is 31.082 per cent (prior year: 31.575 per cent) consisting of Corporate Income Tax 15.825 per cent and Trade Tax 15.257 per cent (prior year: 15.75 per cent). The trade tax rate for 2017 results from a change of the weighted personnel expenses.

Since the last tax examination for corporate income tax and trade tax has been executed by the German financial authorities for the years including 2014, the years 2015 to 2017 remain subject to examination.

Tax Rate Reconciliation	Dollars in Thousand
EBT (profit (+) / loss (-))	**1,062**
Expected income tax expense ("+")	330
Reconciling items resulting from	
non-deductible expenses	20
True-up	(80)
current benefit arising from previously unrecognized tax losses	(94)
Actual income tax expense	**176**

NOL and Valuation Allowance (Dollars in Thousand; values in USD)	**31.12.2016**	**True-Up**	**change of NOL**	**Change due to currency**	**31.12.2017**
tax loss carry forward, CIT	366	(126)	(257)	17	0
DTA NOL CIT prior to valuation allowance	58	(20)	(41)	3	0
valuation allowance	*(58)*	*20*	41	*(3)*	*0*
tax loss carry forward, TT	468	(145)	(346)	23	0
DTA NOL TT prior to valuation allowance	74	(22)	(54)	2	0
valuation allowance	*(74)*	*22*	54	*(2)*	*0*

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Depreciation

Fixed assets are recorded at historical costs and depreciated over their estimated economic useful lives, generally three to five years using the straight-line method.

Intangible assets are also recorded at historical cost and amortized over their estimated economic useful lives, generally four years using the straight-line method.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3 Cash

Cash and cash equivalents consist of the following as of December 31, 2017

	December 31, 2017
	(Dollars in Thousand)
Petty Cash	0
Deutsche Bank AG	1,874
Others	2
CASH TOTAL	**1,876**

Cash represents cash at bank, with daily disposal. Cash and cash equivalents are stated at nominal value. Foreign currencies were translated at the closing rate.

4 Receivables from and payables to brokers dealers

Amounts receivable and payable to broker-dealer and clearing organizations on December 31, 2017 consist of the following:

RECEIVABLES	**December 31, 2017**
	(Dollars in Thousand)
Broker-dealers	2,269
TOTAL RECEIVABLES	**2,269**
PAYABLES	
Broker-dealers	1,006
TOTAL PAYABLES	**1,006**

5 Concentration of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or of the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6 Related Party

The Company is not involved in significant financing and other transactions with shareholders and does not have unusual transactions with related parties.

7 Commitments and Contingent Liabilities

Bank loans payable

The company has to pay monthly interest rates and amortization rates to the Audi Bank for the purchase of 3 cars. Those redemption payments are reducing the liabilities of the company. The last rate and a possible final redemption payment for the 3 cars have to be paid at the end of September 2021.The annual interest and amortization rate payments amount to US$ 23 thousands.

Leases

The Company is obliged to rental payments under various non-cancellable rental agreements, primarily for rental of office space (duration Munich: until April 2021; duration Berlin: until March and September 2021, duration Dusseldorf: until July 2020 and August 2022; duration Hamburg and Essen; within 3 months' notice) and of five cars (2 Mercedes cars, duration June 2019 and March 2018; 1 Volkswagen Group car, duration November 2020; 2 Tata Motors cars, duration July 2020 and September 2020). The annual rental obligation amounts to US$ 1,079 thousands.

Legal Matters

In ordinary course of business, various legal actions are brought and are pending or threatened against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, fines, penalties, injunctions, or other relief. While the outcome of such claims or other proceedings cannot be predicted with certainty, Management expects that such liabilities, to the extent not provided for by insurance, will not have a material adverse effect on the company's financial condition, statement of income or cash flows.

In the current year the Company had expenses for legal matters in the amount of US$ 303 thousands, consisting of expenses in the net amount of US$ 1,235 thousands and a reduction of legal costs due to a dissolution of an accrual for legal expenses in the amount of US$ 743 thousands and an insurance compensation of US$ 189.

8 Risks and Uncertainties

The Company generates revenue by providing securities trading and brokerage activities to mainly private German customers and some institutional customers. Most of the revenues for these services are transaction based. As a result, the Company´s revenue could vary based on the transaction volume of the global financial markets.

In 2017 the company has increased its revenues in money management with European clients at European banks substantially. Since 01.01.2018 MIFID II is in place with a lot of new rules and regulations. To comply with these rules and regulations the company has to invest significant amounts into its IT-Infrastructure and into hiring and educating its staff in the future. Furthermore MIFID II does not allow financial companies to participate in commission or other contributions within money management mandates anymore. This shortfall in revenues will be probably substantial for the company. The company has taken steps to raise revenues in trading and brokerage activities to compensate for the expected shortfall in revenues and earnings.

The management is considering several options to strengthen the liquidity sustainably.

9 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contract and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company did not enter into any guarantee agreements as defined above.

10 Regulatory Requirements

vPE is a registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specific fixed percentage of total aggregate indebtedness recorded in vPE's FOCUS report filed with the Financial Industry Regulatory Authority ("FINRA"), or US$ 5 thousand, whichever is greater. At December 31, 2017, the Company's regulatory minimum net capital required was US$ 189 thousand, and its regulatory net capital in excess of the minimum was US$ 846 thousand.

The Company is subject to capital requirements promulgated by other regulatory bodies in Germany. At December 31, 2017 the Company was in compliance with these capital requirements.

The United States Securities and Exchange Commission affirmed SIPC´s determination that vpE is completely excluded from SPIC membership for the calendar year 2017 pursuant to Section 3 (a)(2)(A)(i) of SIPA because vPE's principal business is conducted outside of the United States of America and its territories and possessions.

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 ("Computation for Determination of Reserve Requirements"), in that the Company´s activities are limited to those set forth in the conditions appearing in paragraph (k) (2) (II) of Rule 15c3-3 under the Securities Exchange Act of 1934. All customer transactions are cleared through another broker dealer on a fully disclosed basis. The name of the clearing firm is APEX Clearing & Outsourcing, Inc., Dallas (USA).

Schedule I

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2017

vPE WertpapierhandelsBank AG
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017
(Dollars in Thousands)

Net Capital	
Total stockholders' equity	$ 1,948
Deductions:	
Non allowable assets	
Securities not readily marketable	$ 0
Exchange memberships	$ 0
Receivables	$ 279
Furniture, equipment and leasehold improvements, net	$ 506
Other assets	$ 128
	$ 913
Net capital	$ 1,035
Minimum Net Capital Required	$ 189
Excess Net Capital	$ 846

In the Focus Report as of December 31, 2017 (filed January 25, 2018) the reported stockholders' equity was $ 2,110. The difference of $ 162 to the actual amount of $ 1,948 can be reconciled as follows:

additional commissions of $ 23, less broker fees of $12, non-deductible VAT (2017) of $ 44, additional legal costs of $ 234, additional personnel costs of $ 28 and less income tax expense of $ 109 led to an additional loss of $ 162.
This led to a $ 162 lower Net capital of $ 1,035 (FOCUS $ 1,196 minus additional loss of $ 162 plus rounding difference of $ 1)).
The less broker fees of $ 12 lead to less payables to broker-dealer of $ 12 and the higher costs of $ 197 resulted in a higher accrual of $ 197 and therefore in $ 185 higher A.I. liabilities with the result of a $ 13 higher Minimum Net Capital of $ 189 (FOCUS $ 176) and to an Excess Net Capital of $ 846 (FOCUS $ 1,020).

Schedule II

Reconciliation with vpE´s computation of
Net Capital (included in part II of form X-17A-5 as of December 31, 2017)
(Dollars in Thousand)

Net capital, as reported in Company´s part II (unaudited) FOCUS report		$ 1,196
Difference in total stockholder´s equity		
Total stockholders' equity at Dec 31, 2017 as reported in FOCUS report	$ 2,110	
Total stockholders' equity at Dec 31, 2017 as per the audited financial statement	$ 1,948	
rounding difference	$ (1)	$ (161)
Net capital per the preceding		$ 1,035

The difference in the stockholder´s equity at December 31, 2017 is due to additional income of $ 23 and the allowance of additional costs of $ 185 in the annual accounts, in total $ 162 minus a rounding difference of $ 1.

Report of Independent Registered Public Accounting Firm

Board of Directors vPE WertpapierhandelsBank AG

Munich, Germany

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) vPE WertpapierhandelsBank AG, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which vPE WertpapierhandelsBank AG claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) vPE WertpapierhandelsBank AG, stated that vPE WertpapierhandelsBank AG met the identified exemption provisions throughout the most recent fiscal year without exception. Broker's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broker's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO AG Wirtschaftsprüfungsgesellschaft

Munich, Germany

February 23, 2018

vPE Bank

vPE WertpapierhandelsBank AG | Maximiliansplatz 17 | 80333 München

02/23/2018

To Whom It May Concern:

We are principals of vPE WertpapierhandelsBank AG (“VPEAG“) and are filing this report pursuant to SEC Rule 17a-5.

In 2017 VPEAG operated pursuant to SEC Rule 15c3-3(k)(2)(ii) in that it does not hold customer funds or safe keep customer securities. Moreover, from January 1st until the end of 2017 the firm met the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) without exception.

Should you require any additional information please do not hesitate to contact the undersigned.

We, Lars Ewaldsen and Marquard Freiherr von Pfetten-Arnbach, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Lars Ewaldsen

Marquard Freiherr von Pfetten-Arnbach